Tactical Short-Term Bond Account for Variable
Annuities Shareholder Votes (Unaudited)
Semiannual Report, June 30, 2006


At a Special Meeting of Unitholders of the Account, held on April 27, 2006 the respective unitholders voted for the following proposal:


1. To approve or disapprove an Agreement and Plan of Reorganization whereby the assets of the Account will be transferred to the BlackRock Money Market Portfolio, a series of Metropolitan Series Fund, Inc., in exchange for Class A shares of the Portfolio, and the Account will be restructured as a sub-account of The Travelers Fund U for Variable Annuities, a unit investment trust.

For 1,657,044.559
Against 85,599.762
Abstain 10,452.299
Total 1,753,096.620